[CAE Logo]	Press Release

CAE sells Marine Controls unit to L-3 Communications

Montreal, February 4, 2005 - (NYSE: CGT; TSX: CAE) - CAE Inc. and L-3 Communications Corporation (NYSE: LLL) have concluded the major portion of the sale and purchase of CAE's Marine Controls unit, including full payment of C$245 (US$200) million in cash. The remaining elements of the sale, including L-3's assumption of C$52 (£23) million of project finance debt, are expected to close in the coming months, upon receipt of final approvals.

An agreement in principle for the sale and purchase of CAE's Marine Controls unit was previously announced on November 1, 2004.

Proceeds from the transaction will be used primarily for the reduction of the company's long-term debt. The transaction value is 11 per cent lower than originally planned, and reflects a variance in the recent performance of Marine Controls. The transaction will result in a net after-tax gain of approximately C$110 million, which will be finalized and recorded in CAE's fourth quarter ended March 31, 2005.

"The sale of Marine Controls is an important step in allowing CAE to focus on its core business of developing simulation technology and training solutions for civil and defence customers," said Robert E. Brown, CAE's President and Chief Executive Officer. "I would like to thank the Marine Controls employees for their contribution, and wish them all the best in their future endeavours."

Headquartered in New York City, L-3 Communications is a leading provider of Intelligence, Surveillance and Reconnaissance (ISR) systems, secure communications systems, aircraft modernization, training and government services and is a merchant supplier of a broad array of high technology products. Its customers include the Department of Defense, Department of Homeland Security, selected U.S. Government intelligence agencies and aerospace prime contractors.

CAE is a leading provider of simulation and modelling technologies as well as integrated training services for commercial and business aviation, and defence customers worldwide. The company has annual revenues of approximately C$1 billion, with operations and training facilities in 17 countries on five continents.

On the web: www.cae.com

Media contacts:	Investor relations:

Nathalie Bourque, Vice-President Corporate Communications (514) 734-5788 nathalie.bourque@cae.com Anne von Finckenstein, Manager Media Relations (514) 341-6780, ext. 4889 anne.vonfinckenstein@cae.com	Andrew Arnovitz, Director Investor Relations (514) 734-5760 andrew.arnovitz@cae.com